Compass Minerals 9900 W. 109th Street, Suite 100 Overland Park, KS 66210 www.compassminerals.com 913-344-9200

Mr. Brian McAllister and Mr. Craig Arakawa
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

October 30, 2018

RE:    Compass Minerals International, Inc.
Form 10-K for the fiscal year ended December 31, 2017
Filed February 27, 2018
File No. 001-31921

Dear Mr. McAllister and Mr. Arakawa:
         This letter is to confirm that, in a conversation today, it was agreed that Compass Minerals International, Inc. would respond to the Division of Corporation Finance’s letter dated October 22, 2018 regarding the above-referenced filing, on or before November 19, 2018.
Please contact me at (913) 344-9200 with any further questions regarding this matter.

Sincerely,

/s/ James D. Standen

James D. Standen
Chief Financial Officer
and Principal Accounting Officer

1